File No: 82-4941

Warsaw, May 22, 2002

United States
Securities and Exchange Commission
Washington D.C. 20549

RECD S.E.C.
MAY 2 3 2002
1086

Submission under Rule 12g3-2b exemption

Issuer: Agora SA
File No.: 82 - 4941

02034411

SUPPL

Please find enclosed the Company's announcements released between April 18, 2002 and May 22, 2002.

The information contained herein is being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 and shall not be deemed filed with SEC under that Act.

PROCESSED
JUN 0 6 2002
THOMSON FINANCIAL

Sincerely,

Marcin Gędziorowski
Corporate Secretary

phone: +48 22 555 4 912
fax: +48 22 840 00 67

MAY 2 0 2002
1086

Company announcement released on 13.05.2002

AGORA SA ANNOUNCES INTERIM RESULTS FOR THE FIRST QUARTER 2002 **(PRESENTED ACCORDING TO INTERNATIONAL ACCOUNTING STANDARDS)**

REVENUES PLN 165.6 MILLION, NET PROFIT PLN 16.5 MILLION

HIGHLIGHTS

- Operating cost before D&A decreased by 5.7% to PLN 123.3 million.
- Operating profit amounted to PLN 18.9 million.
- EBITDA margin reached 25.4% while EBITDA margin on newspaper operations was 29.6%.
- First major transaction to fulfill the company's strategy - purchase of twelve colour magazines.
- Cash from operating activities amounted to PLN 57.3 million (3.9% more than in the first quarter 2001).
- Cash and short term securities at the end of March 2002 was PLN 165.1 million, a credit line of PLN 500 million open as of April 2002.

Newspaper

- Total newspaper copy sales were down by about 9% yoy, while *Gazeta's* average daily paid circulation declined by 3.7% to 447,000 copies.
- *Gazeta's* ad revenue fell 28.1% and amounted to PLN 105.0 million, while daily paid press advertising market decreased by 31%.
- *Gazeta's* share in paid daily press market increased by 1.5 pp to 50%.

Local radio group

- In the first quarter of 2002, the number of Agora's local radio group grew to 22 stations.
- Advertising sales of local radio group increased by 20.4% to PLN 7.7 million (for the 14 stations owned in the first quarter of 2001 advertising sales increased by 15.6%), while total radio advertising market dropped by 4.1%, while local radio advertising market was down by 13.4%.
- The group's EBITDA margin was 2.1pp higher yoy.

Other

- Total internet sales reached PLN 1.1 million (including PLN 0.9 million of ad sales), up by 56.5%.
- The first stage of construction of Agora's new office building was completed in February 2002; the second stage started immediately (capital expenditures for the first quarter of 2002 amounted to PLN 45.2 million).

Wanda Rapaczynski, President of the Management Board, said:
"The weak advertising market continues to negatively affect performance of all media companies. Nevertheless, Agora is coping: ourmarket share is up, we generate cash, our margins relative to the situation are pretty healthy, and we are growing the company."

External and internal factors affecting the development of the Group

Economic situation and the advertising market

The first quarter of 2002 failed to bring any favorable macroeconomic changes. According to the government estimates, GDP increased by 0.4-0.6%, while unemployment rate went up to 18.1% at the end of March.

Both advertising and copy sales are usually negatively affected by economic slowdown. According to the preliminary estimates of the Circulation Audit Office (ZKDP), copy sales of Polish dailies fell by about 9%.

Recession in the advertising market in Poland was steeper. Advertising expenditure in the first quarter of 2002 shrank by 14.7% yoy. TV advertising was the least affected and posted only a 6% decrease. Print media lost 26% (with dailies down by as much as 31% and magazines by 16%), while radio and outdoor lost 4% and 3.5%, respectively. In the dailies' market the automotive, construction, employment and company announcement categories continued their downward trend (fell by 31%, 46%, 30%, 28%, respectively). Moreover, there was a serious decrease in the telecommunications (40%), retail (23%) and travel advertising (32%) segments.

The first quarter of 2001 did not augur the coming recession. The growth was still positive and the slump did not begin until the second quarter of 2001. Hence the wide gap between the first quarters of 2002 and 2001.

The first quarter results, followed by poor results of the first few weeks of the second quarter show that the downward trend is likely to continue. In line with our expectations, it seems unrealistic to anticipate a rebound before the end of the year.

Advertising date referred herein is based on Agora's estimates of the adverting market measured by means of rate card data corrected for average discount rate and not adjusted for inflation.

OPERATING REVIEW

The financial results of the Group presented herein represent consolidated data for two companies: Agora SA and Agora Poligrafia Sp. z o.o. The remaining companies in which Agora SA owns shares, namely radio stations, City Magazine Sp. z o.o., Centrum Handlu Internetowego Sp. z o.o., are not consolidated since they are immaterial from the perspective of accounting standards.

The table below presents operating results of the main activities of the Agora Group:

Activities	*Total revenues*			Ad revenues			EBITDA		
in PLN million	1Q 02	1Q 01	*%chang*	1Q 02	1Q 01	*%chang*	1Q 02	1Q 01	*%chang*
Newspaper operations	164.2	197.3	(16.8%)	109.5	150.3	(27.1%)	48.6	71.1	(31.6%)
incl. *Metro*	*0.4*	—	—	*0.4*	—	—	*(0.1)*	—	—
Internet	1.1	0.7	56.5%	0.9	0.5	87.2%	(3.0)	(3.0)	0.3%
Local radio stations *(1)*	8.3	6.9	19.0%	7.7	6.4	20.4%	(0.4)	(0.4)	19.1%
TOK FM *(2)*	0.6	0.5	15.9%	0.6	0.4	37.7%	(0.4)	(1.4)	75.4%
City Magazine (3)	0.7	1.0	(26.0%)	0.7	1.0	(26.0%)	(0.7)	0.1	—

- operations marked in gray are not consolidated in the Group's report
- *(1)* 22 stations in March 2002, in which Agora owns from 4% to 100% of shares (14 stations in March 2001)
- *(2)* Agora owns 41.6% stake
- *(3)* Agora owns 100% stake

GAZETA WYBORCZA

Paid circulation

While the average copy price per (excluding VAT) increased by 19.0% yoy, while revenue from copy sales was up 14.5% to PLN 48.3 million, and comprised 29.1% of the Company's revenue.

According to the preliminary data of the Circulation Audit Office (ZKDP), total copy sales of Polish daily newspapers decreased by about 9% between January and March 2002, whereas *Gazeta's* daily copy sales fell by 3.7% and reached 447,000 copies.

Advertising Sales

Polish ad market decreased by 14.7%. Daily paid press market fell by 31% and its share in total print advertising market reached 51.4% (a decrease of 3.8pp). In the first quarter of 2002 magazines recorded a 16% decrease in the advertising revenue thus increasing its share in the total print market by 3.5pp (magazines' share in the total advertising market remained unchanged). *Gazeta*'s share in the paid daily advertising market increased by 1.5pp to 50% (in the national market it was up 0.5pp to 65.5%, in the Warsaw market up 2.5pp to 86.5%, and in the local markets up 3pp to 28%).

In the first quarter of 2002, the share of free newspapers in the Warsaw market reached 7.7% and Agora's share in the total Warsaw newspapers' market (including free dailies) amounted to 81%.

Gazeta's advertising revenue amounted to PLN 105.0 million, 28.1% down yoy, and accounted for 63.4% of the Company's total revenue.

ADVERTISING REVENUE

Newspaper operations (in PLN million)	**1Q 02**	1Q 01	*%change*
A. *Gazeta's* advertising revenue	**105.0**	**146.1**	**(28.1%)**
Gazeta's national advertising	51.7	78.2	(33.8%)
Share in Gazeta's ad revenue	*49.3%*	*53.5%*	
Gazeta's local advertising (excl. Warsaw)	27.8	33.5	(17.0%)
Share in Gazeta's ad revenue	*26.5%*	*22.9%*	
Gazeta's Warsaw advertising	25.5	34.4	(26.0%)
Share in Gazeta's ad revenue	*24.2%*	*23.6%*	
B. *Gazeta's* inserts	**3.5**	**3.3**	**6.6%**
C. Other ad revenue	**1.0**	**0.9**	**12.7%**
TOTAL AD REVENUE (newspaper operations)	**109.5**	**150.3**	**(27.1%)**

The advertising lineage of display ads in the daily print ad market shrank by about 22.0% in the first quarter of 2002. The national newspapers market fell by 23%, the Warsaw market by 24% and the local newspapers market by 21%.
In the first quarter of 2002, *Gazeta's* national display lineage decreased by 27.6%, Warsaw's by 22.4%, other local's by 27.4%. Total lineage fell by 29.1%, 29.5%, 30.7%, respectively.
Gazeta's average revenue per ad page increased by 3.1% to PLN 6,004.
The average number of advertising pages printed daily in all national and local editions of *Gazeta* reached 230 versus 326 in 2001.

Cost of newsprint and printing of *Gazeta Wyborcza*

In the first quarter of 2002 *Gazeta*'s production volume decreased by 15.7 % yoy, with the total of 4.7 billion pages printed. The share of colour pages reached 90.9% (74.0% in 2001).
Gazeta Wyborcza's **newsprint cost** was PLN 29.9 million and accounted for 24.2% of total operating costs before D&A. A total of 13.9 thousand tons of newsprint were used, 2,800 tons fewer than in the first quarter 2001 (16.6% down). Total newsprint cost was 21.3% lower than in the first quarter of 2001 due to lower newsprint prices (about 6.9%) and a favorable EURO-zloty exchange rate (2.8% lower than in the first quarter 2001 on average).
External printing cost of *Gazeta* reached PLN 4.5 million (a decrease of 9.5%). External printing plants satisfy Agora's needs for heat-set technology (*High Heels, Colour Magazine* and glossy cover of *TV Guide*). In the first quarter of 2002, 0.5 billion pages (10,2% less than last year) were printed externally which is 11.2% of the total production volume.
Cost of in-house printing (production in Białołęka, Piła, and Agora Poligrafia printing plants) reached PLN 21.8 million, of which almost 85.9% was fixed cost.

COST OF IN-HOUSE PRINTING

(in PLN million)	**1Q 02**	1Q 01	*%change*
Total fixed costs	**18.8**	**20.2**	*(7.2%)*
Staff costs	5.7	6.5	*(13.1%)*
Average employment	*610*	*765*	*(20.3%)*
D&A	9.5	9.4	*0.1%*
Other operating costs	3.6	4.3	*(14.5%)*
Variable costs	**3.0**	**3.7**	***(15.7%)***
TOTAL Fixed and variable costs	**21.8**	**23.9**	***(8.5%)***

A decrease in variable costs results from lower production volume.

In the first quarter of 2002, **total newsprint and printing cost (for both in-house and external plants) before D&A** reached PLN 46.8 million and was 18.5 % down yoy.

Sale of production capacity
As of July 2001, the plants have been selling their surplus production capacity. In the first quarter of 2002, the revenue amounted to PLN 1.9 million, while cot of newsprint and other materials used was PLN 1.1 million.

RADIO

Local radio stations

GROUP OF LOCAL RADIO STATIONS (in PLN million)	1Q 02	1Q 01	%change
Total revenue (*)	8.3	6.9	*19.0%*
incl. ad revenue (*)	*7.7*	*6.4*	*20.4%*
EBITDA	**(0.4)**	**(0.4)**	***19.1%***
EBITDA margin	*(4.4%)*	*(6.5%)*	*2.1pp*
Number of stations	*22*	*14*	

(*) Revenue not adjusted for Agora's equity

In the first quarter of 2002, the Company acquired a 4% stake in the *Top* radio in Katowice, 4.99% stake in the *Puls* radio in Lublin and increased its stakes in Kraków-based *Wanda* radio from 24% to 27%. Wanda radio was granted a broadcasting license in January 2002. Advertising sales of Agora's local radio stations were up by 20.4% yoy, while the total radio advertising market was down 4.1 % and its local segment decreased by as much as 13.4%. Agora's local radio stations group increased its share in radio advertising market by 2.6pp to 11.3%.

In the super-regional station TOK FM, in which Agora SA owns 41.6% stake, total sales revenue was PLN 0.6 million (increase of 15.9%), and net loss amounted to PLN 1.9 million. *The radio venture is not consolidated.*

Radio Division's role is to supervise the radio operations.
In total, taking into account the cost of Radio Division, as well as set-up provisions (PLN 1.0 million for Inforadio Sp. z o.o.), the radio operations negatively contributed to the Group's net result by PLN 1.4 million.

INTERNET (with allocations)
Total online revenue in the first quarter of 2002 amounted to PLN 1.1 million (including advertising revenue of PLN 0.9 million) and increased by 56.5%.
In March 2002, internet portal, www.gazeta.pl, recorded 4.5 million visits with 52.9 million page-views (up 24.3% and 34.3% from December 2001, respectively).
In March 2002, there were 99 employees working for the project, including 2 allocated. Operating costs for the first quarter of 2002 reached PLN 7.8 million, including D&A of PLN 3.7 million and promotion of PLN 0.3 million. The internet project contributed negatively to the Company's net result by PLN 4.8 million. Capital expenditures (fixed assets and intangible assets) amounted to PLN 0.5 million.

Due to low developments of the e-commerce activities, CHI (Centrum Handlu Internetowego Sp. z o.o.) project was suspended.
The Centrum Handlu Internetowego Sp. z o.o. is not subject to consolidation.

COST STRUCTURE

Operating costs (in PLN million)	1Q 02	1Q 01	%change
Raw materials and consumables	38.8	47.3	(17.9%)
incl. newsprint GW	*29.9*	*37.9*	*(21.3%)*
Staff costs	45.4	46.6	(2.6%)
incl. payroll	*37.2*	*37.8*	*(1.8%)*
D & A	23.4	22.1	5.8%
Other costs	39.1	36.9	6.0%
TOTAL operating costs	**146.7**	**152.9**	***(4.1%)***
TOTAL operating costs before D&A	**123.3**	**130.8**	***(5.7%)***

Raw materials and consumables

In the first quarter of 2002, newsprint used for *Gazeta Wyborcza* accounted for 76.9% of this category of costs.

Staff costs

At the end of March 2002, the Company had 3,150 employees, that is 4.9% less than at the end of December 2001 and 11.1% less than in March 2001. Average full time employment fell by 9.6% yoy.

Depreciation and Amortization

Printing plants started to depreciate in the second half of 2000, hence they have no impact on 2002 and 2001 comparability base. D&A of the new office building started from March 2002.

Other costs include: advertising and representation expenses (PLN 7.3 million), external printing of *Gazeta Wyborcza* (PLN 4.5 million), rental fees (PLN 2.5 million), telecommunications (PLN 2.5 million), IT services (PLN 3.7 million), legal services (PLN 2.0 million), newspaper transportation (PLN 1.5 million).

This category also comprises set up/released provisions for bad debt. In the first quarter of 2002, due to new procedures of credit control and debt collection introduced in 2001, bad debt provisions were PLN 0.4 million (PLN 2.6 million in the first quarter of 2001).

COST STRUCTURE (excluding Internet Project, Radio Division, New Business Development and New Office Building)

Operating costs
Newspaper operations

(in PLN million)	1Q 02	1Q 01	%change
Raw materials and consumables	38.1	47.2	*(19.3%)*
Staff costs	42.3	43.8	*(3.4%)*
incl. payroll	*34.8*	*35.8*	*(2.6%)*
D&A	18.6	21.0	*(11.2%)*
Other costs	35.1	35.2	*(0.3%)*
TOTAL operating costs	**134.1**	**147.2**	***(8.9%)***
TOTAL operating costs before D&A	**115.5**	**126.2**	***(8.5%)***

FINANCIAL OVERVIEW

PROFIT AND LOSS ACCOUNT

(in PLN million)	1Q 02	1Q 01	%change
Net revenue	165.6	198.1	*(16.4%)*
Operating costs	(146.7)	(152.9)	*(4.1%)*
Operating profit	**18.9**	**45.2**	***(58.3%)***
Provisions set-up for Inforadio Sp. z o.o.	(1.0)	0.0	—
Profit after other charges and charges on investments	**17.9**	**45.2**	***(60.4%)***
Pretax profit	**23.5**	**44.5**	***(47.2%)***
Corporate income tax	(7.0)	(8.2)	*(14.2%)*
Net Profit	**16.5**	**36.3**	***(54.6%)***
EPS - net revenue per share (PLN)	0.29	0.64	*(54.6%)*
EBITDA (PLN million)	**42.1**	**67.3**	***(37.4%)***
EBITDA margin	25.4%	34.0%	*(8.5 pp)*

Provisions set up for the repayment of a bank loan granted to the affiliated entity, Inforadio Sp. z o.o. amounted to PLN 1.0 million.
Net of financial activities included primarily interests, dividends, result on sale of commercial securities and FX differences.
In the first quarter of 2002, the revenue on short-term financial investments (sale of commercial securities, forward transactions and bank deposits) amounted to PLN 3.8 million (including revenue accrued on revaluation of commercial securities as of March 31,2002 of PLN 8.4 thousand). The average return on investments in securities (only PLN-denominated securities and bank deposits) was 9.2% p.a.
Reminder: in 2001, net of financial activities was negatively affected by the costs of closing long term EURO purchase contracts.

Profit and loss account before non-recurring charges (excluding Internet Project, Radio Division, New Business Development, New Office Building)

Newspaper operations (in PLN million)	1Q 02	1Q01	%change
Operating profit before other non-recurring charges	**30.1**	**50.1**	***(39.9%)***
Pretax profit	**36.0**	**49.3**	***(26.9%)***
Net profit	**24.9**	**39.8**	***(37.6%)***
EPS - net revenue per share (PLN)	0.44	0.70	*(37.6%)*
EBITDA (PLN million)	**48.6**	**71.1**	***(31.6%)***
EBITDA margin	29.6%	36.0%	*(6.4pp)*

BALANCE SHEET (in PLN million)		31.03.2002	31.03.2001	%change
TOTAL ASSETS		**1,168.2**	**1,072.5**	***8.9%***
Current assets		275.0	316.0	*(12.9%)*
	Share in balance sheet total	*23.5%*	*29.5%*	
Fixed assets		893.2	756.5	*18.1%*
	Share in balance sheet total	*76.5%*	*70.5%*	
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**1,168.2**	**1,072.5**	***8.9%***
Current liabilities		103.0	183.9	*(44.0%)*
	Share in balance sheet total	*8.8%*	*17.2%*	
Long term liabilities		28.1	8.0	*253.4%*
	Share in balance sheet total	*2.4%*	*0.7%*	
Equity		1,037.1	880.6	*17.8%*
	Share in balance sheet total	*88.8%*	*82.1%*	

Current liabilities, as of March 31, 2001, decreased by the amount of a loan received from Cox along with interest following the exchange of a loan from Cox for 49% of Agora's shares in TKP S.A. (described in detail in the report for the second quarter of 2001).
On the other hand, there was an increase in provisions as compared to March 31, 2001. This resulted from provisions set up for the repayment of 63.63% of the bank loan granted to the affiliated company, Inforadio Sp. z o.o. (PLN 9.6 million).
Long-term liabilities: the Company did not have any long-term debt as of March 31, 2002. Moreover, a provision for deferred income tax increased by PLN 21.6 million (mainly due to increasing difference between the depreciation expense and tax allowable depreciation).

CASH FLOW STATEMENTS (in PLN million)	**1Q 02**	1Q 01	*%change*
Net cash from operating activities	57.3	55.1	*3.9%*
Net cash from investment activities	(29.2)	7.9	—
Net cash from financing activities	0.0	(13.5)	—
Total movement of cash and cash equivalents	**28.1**	**49.5**	**(43.3%)**
At the end of period	**160.9**	**96.8**	***66.2%***

At the end of the period, the Company had PLN 160.9 million in cash and PLN 4.2 million in short-term securities.

Net cash from investment activities in the first quarter 2002 include capital expenditure of PLN 72.4 million (PLN 45.2 million for the development of new office building, PLN 9.5 million for land purchase for expanding office building, PLN 0.5 million for the internet project, PLN 1.4 million for IT and telecommunication investments, PLN 8.5 million for printing plants), and net proceeds from sales of commercial securities of PLN 53.8 million.

Net cash from financing activities in 2001 results mainly from the EURO purchase contracts.

ADDITIONAL INFORMATION

- On January 4, 2002 Piotr Niemczycki, Vice-president of the Management Board of Agora SA, sold on the Warsaw Stock Exchange 10,018 shares of Agora SA at the price of PLN 59.00 PLN (USD 14.98) per share. These shares constitute 0.5% of the total number of shares of Agora SA held by Mr. Niemczycki on January 3, 2002.
- On January 18, 2002 Agora SA has purchased shares in WIBOR Sp. z o. o. representing 24.08% of the share capital. The purchase price amounted to PLN 2.2 million. Together with previously owned shares Agora now owns shares representing 48.98% of the share capital of WIBOR sp. z o. o. and which entitle Agora to 48.98% of all votes at the General Meeting of Shareholders.
- On February 18, 2002 Agora SA signed a preliminary investment agreement to purchase the enterprise of "Proszynski i S-ka Czasopisma" Sp. z o. o. (Polish limited liability company), which includes all the titles published by that company. The final purchase agreement was signed on April 19, 2002.
- On March 26, 2002 the Company signed founding deeds for two ltd. companies: Jamar Sp. z o.o. with its seat in Wroclaw and Projekt Inwestycyjny Sp. z o.o. with its seat in Warsaw. The share capital of the two companies amounts to PLN 50,000, respectively. Agora holds a 100% stake in the share capital of each company.
- On March 29,2002 an increase of share capital of Polskie Badania Internetu Sp. z o.o. (a limited liability company) was registered with National Registry Court. Agora SA holds 20% of share capital of Polskie Badania Internetu Sp. z o.o The shares were purchased in exchange for PLN 36,000. Polskie Badania Internetu Sp. z o.o. business is to organize, distribute and conduct Internet research, as well as commercial activities associated with the sale and distribution of Interent market research.
- Ownership of Agora's shares and rights to these shares by members of the Management Board

a. shares

	Ownership at 31/12/2001	Change	Ownership at 31/03/2002
Wanda Rapaczynski	1,416,423	0	1,416,423
Piotr Niemczycki	1,881,300	(10,018)	1,871,282
Helena Łuczywo	1,382,329	0	1,382,329
Zbigniew Bąk	18,901	0	18,901

- Ownership of Agora's shares and rights to these shares (members of the Supervisory Board).

	Ownership at 31/12/2001	Change	Ownership at 31/03/2002
Henryka Bochniarz	0	0	0
Jonh Mellott	0	0	0
Tomasz Sielicki	33	0	33
Stanisław Sołtysiński*	-	0	-
Louis Zachary	0	0	0

Stanisław Sołtysiński invests in a Blind Trust fund

Shareholders entitled to execute more than 5% of the votes at the General Shareholder Meeting

	Number of shares	% stake in share capital	Number of votes at AGM	% share in number of votes at AGM
Ownership at 31/12/2001				
Agora-Holding Sp. z o. o.	15,355,351	27.05%	32,461,111	42.80%
Cox Poland Investment, Inc.	5,818,450	10.25%	7,774,690	10.25%
Deutsche Bank Trust Company Americas*	5,504,794	9.7%	5,504,794	7.26%
Change				
Agora-Holding Sp. z o. o.	1,125	0.01pp	1,125	0.00pp
Cox Poland Investment, Inc.	0	0.00pp	0	0.00pp
Deutsche Bank Trust Company Americas*	0	0.00pp	0	0.00pp
Ownership at 31/03/2002				
Agora-Holding Sp. z o. o.	15,356,476	27.06%	32,462,236	42.80%
Cox Poland Investment, Inc.	5,818,450	10.25%	7,774,690	10.25%
Deutsche Bank Trust Company Americas*	5,504,794	9.7%	5,504,794	7.26%

** As of April 15, 2002 the name of Bankers Trust Company has changed to Deutsche Bank Trust Company Americas*

POST BALANCE SHEET EVENTS

- On April 5, 2002, Agora SA has entered into a long-term syndicated loan agreement with Bank Polska Kasa Opieki S.A., with its registered seat in Warsaw. The value of the loan is up to PLN 500 million PLN (USD 122 million). The loan may be drawn in tranches in the period ending on March 30, 2004. The loan may be used to finance completion of the construction of the new Agora's premises in Warsaw, purchase of fixed and financial assets, capital increases in entities in which Agora may purchase shares, as well as financing of current working capital needs. The base schedule set by the agreement provides for repayment of the principal of the loan in 16 equal quarterly installments between 31st March 2004 and 31st December 2007. The agreement permits for amendments to this schedule. The interests will be payable monthly or quarterly. The interest of the loan shall be set based on the WIBOR rate for the given interest period plus bank commission. Further detailed information was presented in an announcement released on April 5, 2002, RNS number 1426U.

- On 11th April 2002 Ms. Helena Łuczywo, a member of Agora SA Management Board, sold on the Warsaw Stock Exchange 50,000 shares of Agora SA at the average price of 62.20 PLN (15.22 USD) per share. These shares constitute 3.6 % of the total number of shares of Agora SA held by Ms. Łuczywo on April 10, 2002. After the disposal Ms. Helena Łuczywo holds 1,332,329 shares in Agora SA.

- On April 19, 2002 in execution of the investment agreement dated February 18, 2002 Agora signed an agreement to purchase the enterprise of "Proszynski i S-ka Czasopisma" Sp. z o. o. (a limited liability company), which includes the titles published currently by that company, among which are *Good Housekeeping* ("Poradnik Domowy"), *Hearth & Home* ("Cztery Kąty"), *House Beautiful* ("Ładny Dom"), *Flower and Garden* ("Kwietnik"), *Bouquets* ("Bukiety"), *Beautiful Gardens* ("Ogrody"), *Cuisine* ("Kuchnia"), *Fine Cooking* ("Lubię Gotować"), *Child* ("Dziecko") - The Monthly for Caring Parents, *Automotive Magazine* ("Motomagazyn"), *Poster Automotive Magazine* ("Poster Motomagazyn"), *Science and Life* ("Wiedza i Życie"). The average annual circulation of the purchased magazines amounted to 1.8 million copies in 2001. The aggregate revenues of the magazines reached PLN 62.3 million, of which 49% came from advertising. At the end of 2001 magazines had 4% share in the total magazine advertising market [Source: Agora Monitoring, rate card data] and around 5 million readers, which translates into 21.9% share in the magazine readership market. The purchase price amounted to PLN 72.7 million. The transfer of assets to Agora was executed immediately after the payment of the above-specified amount. Pursuant to the purchase agreement, the final price may be adjusted for "Proszynski i S-ka - Czasopisma" balance in the public and legal amounts due as of the date of the assets transfer and for the amount of the accounts receivable acquired by Agora and not collected until December 31, 2002. Pursuant to the purchase agreement, Agora shall not reduce the number of employees and cooperators (currently 224) of the acquired magazines until December 31, 2002.

NOTES TO THE FINANCIAL STATEMENTS

As at December 31 2001, the Group has not entered into litigation or has been litigated for claims or liabilities that in total exceeding 10% of the Group's equity.

Agora SA

Consolidated balance sheets as at 31 March 2002 and 2001

(all amounts in PLN thousands unless otherwise indicated)

	As at 31 March	
	2 002	2 001
Assets		
Current assets:		
Cash and cash equivalents	160 948	96 849
Short-term securities	4 198	79 763
Accounts receivable and prepayments	96 289	110 468
Inventories	13 627	28 895
	275 062	315 975
Long-term assets:		
Property, plant and equipment	797 226	689 003
Intangible assets	23 018	13 688
Investments	72 941	53 846
	893 185	756 537
Total assets	1 168 247	1 072 512
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable and accrued charges	102 975	100 321
Short-term borrowings	-	83 570
	102 975	183 891
Long-term liabilities:		
Long-term borrowings	-	1 393
Deferred income taxes	28 164	6 576
	28 164	7 969
Shareholders' equity:		
Share capital	56 758	56 758
Share premium	353 646	353 646
Retained earnings and other reserves	626 704	470 248
	1 037 108	880 652
Total liabilities and shareholders' equity	1 168 247	1 072 512

Agora SA
Consolidated income statements for three months ended 31 March 2002 and 2001
(all amounts in PLN thousands unless otherwise indicated)

	3 months ended 31 March	
	2 002	2 001
Sales	165 551	198 087
Operating costs	(146 675)	(152 874)
Operating profit before non-recurring charges	18 876	45 213
Provision for losses on investments	(986)	-
Profit after other non - recurring items	17 890	45 213
Interest and financial items	5 594	(737)
Profit before income taxes	23 484	44 476
Income taxes	(6 984)	(8 142)
Net profit for the period	16 500	36 334
Earnings per share (in PLN)	0,29	0,64

Agora SA
Consolidated cash flow statements for three months ended 31 March, 2002 and 2001
(all amounts in PLN thousands unless otherwise indicated)

	3 months ended 31 March	
	2 002	2 001
Operating activities		
Operating profit before non - recurring charges	18 876	45 213
Depreciation of plant, property and equipment	22 675	21 131
Amortisation of intangible assets	689	945
Loss on disposal of plant, property and equipment	(140)	(19)
	42 100	67 270
Movement in operating working capital	11 009	(10 457)
Net cash inflow before financial items and income taxes	53 109	56 813
Interest received net	2 239	1 415
Foreign exchange translation losses	1 987	226
Tax paid	(83)	(3 361)
Net cash from operating activities	57 252	55 093
Investing activities		
Capital expenditure, net	(72 250)	(60 197)
Net cash on sale and purchase of long-term investments	(11 296)	(1 242)
Redemption of and income from short-term securities	53 824	67 875
Net gains on forward foreign exchange and future interest rate contracts		1 447
Net cash used in investing activities	(29 184)	7 883
Financing activities		
Net cash used for foreign currency loan swap contracts	-	(13 485)
Net cash from financing activities	-	(13 485)
Change in cash and cash equivalents	**28 068**	**49 491**
Movements in cash and cash equivalents		
At start of period	132 880	47 358
Increase	28 068	49 491
At end of period	160 948	96 849

Agora SA

Consolidated statement of changes in shareholders' equity for three month ended 31 March 2002

(all amounts in PLN thousands unless otherwise indicated)

	Share capital	Share premium	Retained earnings	Other	Total
At 31 December 2000	56 758	353 646	432 767	1 147	844 318
Net profit for the period	-	-	176 290	-	176 290
At 31 December 2001	56 758	353 646	609 057	1 147	1 020 608
Net profit for the period	-	-	16 500	-	16 500
At 31 March 2002	56 758	353 646	625 557	1 147	1 037 108

ADDITIONAL INFORMATION

A. STATUTORY CONSOLIDATED FINANCIAL REPORT PRESENTED ACCORDING TO POLISH ACCOUNTING STANDARDS

SELECTED FINANCIAL DATA	000 zł		'000 EURO	
	1 st quarter cumulatively from 1/01/2002 to 31/03/2002	1 st quarter cumulatively prior year from 1/01/2001 to 31/03/2001	1 st quarter cumulatively from 1/01/2002 to 31/03/2002	1 st quarter cumulatively prior year from 1/01/2001 to 31/03/2001
I. Net Sales Revenue	165 551	198 087	45 994	54 622
II. Operating Profit (Loss)	18 876	42 599	5 244	11 747
III. Profit (Loss) Before Taxes	24 303	43 840	6 752	12 089
IV. Net Profit (Loss)	17 090	35 920	4 748	9 905
V. Net cash flow from operating activities	57 171	55 216	15 926	14 855
VI. Net cash flow from investing activities	(29 103)	17 311	(8 107)	4 657
VII. Net cash flow from financing activities	-	(13 651)	-	(3 673)
VIII. Net change in cash and cash equivalents	28 068	58 876	7 819	15 840
IX. Assets	1 168 247	1 069 130	325 444	287 632
X. Liabilities and provisions	131 906	194 060	36 746	52 209
XI. Long-term liabilities	-	1 393	-	375
XII. Short-term liabilities	76 744	164 379	21 379	44 224
XIII. Shareholders' Equity	1 036 341	875 070	288 698	235 424
XIV. Share capital	56 758	56 758	15 811	15 270
XV. Number of Shares	56 757 525	56 757 525	56 757 525	56 757 525
XVI. Net profit per ordinary share (in zł/EUR)	2,84	2,93	0,79	0,81
XVIII. Book value per share (in zł/EUR)	18,26	15,42	5,09	4,15

CONSOLIDATED BALANCE SHEET '000 zł	as at 31/03/2002 (current year)	as at 31/12/2001 (current year)	as at 31/03/2001 (prior year)	as at 31/12/2000 (prior year)
ASSETS	-	-	-	-
I. Fixed assets	**893 418**	**845 207**	**753 583**	**728 735**
1. Intangible fixed assets, including	16 057	19 373	11 524	10 134
- goodwill	653	849	1 436	1 632
3. Tangible fixed assets	804 187	765 185	687 785	664 296
5. Long-term investments	72 941	60 221	53 846	53 877
5.3. Long-term financial assets	72 941	60 221	53 846	53 877
a) in related entities	52 552	42 335	27 778	27 547
- shares in subsidiaries and co-owned subsidiaries excluded from consolidation	28 817	26 370	21 993	19 124
b) in other entities	20 389	17 886	26 068	26 330
6. Long-term interperiod settlements	233	428	428	428
6.2. Other accruals and prepayments	233	428	428	428
II. Current assets	**274 829**	**312 718**	**315 547**	**318 694**
1. Inventories	13 627	15 658	28 895	25 666
2. Short-term receivables	92 285	103 947	105 772	102 402
2.1. From related entities	2 635	3 510	1 991	2 446
2.2. From other entities	89 650	100 437	103 781	99 956
3. Short-term investments	165 790	192 166	178 058	189 706
3.1. Short-term financial assets	165 790	192 166	178 058	189 706
a) in related entities	719	2 647	1 621	819
b) in other entities	4 123	56 639	79 588	150 914
c) cash and other cash assets	160 948	132 880	96 849	37 973
4. Short-term interperiod settlements	3 127	947	2 822	920
Total assets	**1 168 247**	**1 157 925**	**1 069 130**	**1 047 429**

LIABILITIES AND SHAREHOLDERS' EQUITY	-	-	-	-
I. Equity	**1 036 341**	**1 019 251**	**875 070**	**839 150**
1. Share capital	56 758	56 758	56 758	56 758
4. Reserve capital	781 807	781 776	607 691	607 685
5. Revaluation reserve	586	617	637	643
8. Accumulated profit/(loss) from previous years	180 100	-	174 064	-
9. Profit after taxation for the financial year	17 090	180 100	35 920	174 064
IV. Liabilities and provisions for liabilities	**131 906**	**138 674**	**194 060**	**208 279**
1. Provisions for liabilities	38 904	32 109	6 744	5 092
1.1. Provision for deferred income tax	27 865	20 959	5 369	5 092
1.3. Other provisions	11 039	11 150	1 375	-
a) long-term provisions	9 600	9 600	1 375	-
b) short-term provisions	1 439	1 550	-	-
2. Long-term liabilities	-	2	1 393	91 158
2.2. To other entities	-	2	1 393	91 158
3. Short-term liabilities	76 744	89 083	164 379	93 761
3.1. To related entities	524	307	382	294
3.2. To other entities	65 660	80 445	155 692	86 879
3.3. Special funds	10 560	8 331	8 305	6 588
4. Interperiod settlements	16 258	17 480	21 544	18 268
4.1. Negative goodwill	65	93	178	206
4.2. Other interperiod settlements	16 193	17 387	21 366	18 062
a) long-term	63	-	-	-
b) short-term	16 130	17 387	21 366	18 062
Total equity and liabilities	**1 168 247**	**1 157 925**	**1 069 130**	**1 047 429**

Book value	**1 036 341**	**1 019 251**	**875 070**	**839 150**
Number of shares	**56 757 525**	**56 757 525**	**56 757 525**	**56 757 525**
Book value per share in zł	**18,26**	**17,96**	**15,42**	**14,78**

Off balance sheet items '000zł	**as at 31/03/2002 (current year)**	**as at 31/12/2001 (current year)**	**as at 31/03/2001 (prior year)**	**as at 31/12/2000 (prior year)**
2. Contingent liabilities	**840**	**840**	**9 520**	**9 520**
1.1. To related entities	840	840	9 520	9 520
- value of guarantees given	840	840	9 520	9 520
Total off balance sheet positions	**840**	**840**	**9 520**	**9 520**

CONSOLIDATED PROFIT AND LOSS			1 st quarter from 1/01/2002 to 31/03/2002	1 st quarter from 1/01/2001 to 31/03/2001
I. Net sales of merchandise and finished products			**165 551**	**198 087**
- to related entities			1 669	540
1. Net sales of finished products			163 318	195 480
2. Net sales of merchandise and materials			2 233	2 607
II. Cost of merchandise, finished products sold and materials			**(96 212)**	**(103 959)**
- to related entities			(962)	(441)
1. Cost of finished products sold			(93 930)	(101 806)
2. Cost of merchandise and materials sold			(2 282)	(2 153)
III. Gross profit on sales (I-II)			**69 339**	**94 128**
IV. Selling expenses			(21 614)	(20 769)
V. Administrative and general expenses			(28 032)	(27 867)
VI. Profit on sales (III-IV-V)			**19 693**	**45 492**
VII. Other operating revenues			2 435	931
1. Profit from disposal of non-financial fixed assets			157	53
3. Other operating revenues			2 278	878
VIII. Other operating expenses			(3 252)	(3 824)
3. Other operating expenses			(3 252)	(3 824)
IX. Profit on operating activities (VI+VII+VIII)			**18 876**	**42 599**
X. Financial revenues			8 695	13 555
2. Interest, including			5 107	4 014
- from related entities			938	478
3. Profit from investments transferred			1 882	4 289
4. Revaluation of investments			7	959
5. Other			1 699	4 293
XI. Financial expenses			(3 268)	(12 318)
1. Interest, including			(5)	(920)
3. Revaluation of investments			(1 886)	(446)
4. Others			(1 377)	(10 952)
XIII. Profit on ordinary activities (IX+X+XI+/-XII)			**24 303**	**43 836**
XIV. Extraordinary items (XIV.1. - XIV.2.)			-	4
1. Extraordinary gains			-	4
XVII. Profit before taxation (XIII+/-XIV-XV+XVI)			**24 303**	**43 840**
XVIII. Corporate income tax			(7 213)	(7 920)
a) Current tax expense			(307)	(9 327)
b) Deferred tax expense			(6 906)	1 407
XXII. Profit / (Loss) after taxation			**17 090**	**35 920**
Profit / (Loss) after taxation (for 12 months)			161 270	166 150
Weighted average number of ordinary shares			**56 757 525**	**56 757 525**
Net profit per ordinary share in zł			**2,84**	**2,93**

CHANGES IN CONSOLIDATED EQUITY			1 st quarter from 1/01/2002 to 31/03/2002	1 st quarter from 1/01/2001 to 31/03/2001
I. Equity opening balance			**1 019 251**	**839 150**
I.a. Opening balance of equity after reconciliation to comparable data			**1 019 251**	**839 150**
1. Share capital opening balance			**56 758**	**56 758**
1.2. Share capital closing balance			**56 758**	**56 758**
4. Reserve capital opening balance			**781 776**	**607 685**
4.1. Changes in capital reserves			31	6
a) additions			31	6
- fixed assets disposals			31	6
4.2. Reserve capital closing balance			**781 807**	**607 691**
5. Revaluation reserve opening balance			**617**	**643**
5.1. Changes in revaluation reserves			(31)	(6)
b) disposals			(31)	(6)
- fixed assets disposals			(31)	(6)
5.2. Revaluation reserve closing balance			**586**	**637**
8. Accumulated profit from previous years, opening balance			**180 100**	**174 064**
8.1. Accumulated profit from previous years opening balance			**180 100**	**174 064**
8.2. Opening balance of accumulated profit from previous years after reconciliation to comparable data			**180 100**	**174 064**
8.3. Closing balance of accumulated profit from previous years			**180 100**	**174 064**
8.7. Closing balance of accumulated profit/(loss) from the prior year			**180 100**	**174 064**
9. Net result			**17 090**	**35 920**
a) net profit			17 090	35 920
II. Equity closing balance			**1 036 341**	**875 070**
III. Equity after the proposed profit distribution or providing for a loss			**1 036 341**	**875 070**

CONSOLIDATED CASH FLOW STATEMENT	1 st quarter from 1/01/2002 to 31/03/2002	1 st quarter from 1/01/2001 to 31/03/2001
A. CASH FLOW FROM OPERATING ACTIVITIES - indirect method	57 171	55 216
I. Profit after taxation	**17 090**	**35 920**
II. Total adjustments	**40 081**	**19 296**
3. Depreciation ,including	23 364	21 384
4. Foreign exchange translation (gains) / losses	(616)	5 645
5. Interests and dividends	(67)	(1 801)
6. (Profit) / Loss on investment activity	(1 484)	(2 861)
7. Change in provisions	6 795	1 652
8. Change in inventories	2 031	(3 229)
9. Change in accounts receivable	11 447	(3 361)
10. Change in short-term liabilities (except for bank credits and loans)	999	1 203
11. Change in prepayments and accruals' balance	(3 191)	1 457
12. Other adjustments	803	(793)
III. CASH FLOW FROM OPERATING ACTIVITIES (I+/-II)	**57 171**	**55 216**
B. CASH FLOW FROM INVESTMENT ACTIVITIES	-	-
I. Cash inflows from investing activities	**114 630**	**366 922**
1. Disposal of intangible fixed assets tangible fixed assets	179	90
3. From financial assets, including:	113 913	363 623
a) assets in related entities	423	54
- repayment of long-term loans granted	325	13
- interests	67	41
- other inflows from financial assets	31	-
b) assets in other entities	113 490	363 569
- financial assets transferred	113 490	363 569
4. Other investment inflows	538	3 209
II. Cash outflows from investing activities	**(143 733)**	**(349 611)**
1. Acquired intangible assets and legal values and fixed tangible assets	(72 429)	(49 584)
3. On financial assets, including:	(71 304)	(289 324)
a) assets in related entities	(9 093)	(1 240)
- financial assets acquired	(7 418)	(85)
- long-term loans granted	(1 675)	(1 155)
b) assets in other entities	(62 210)	(288 084)
- financial assets acquired	(60 424)	(287 984)
- long-term loans granted	(1 786)	(100)
5. Other investment outflows	-	(10 703)
III. CASH FLOW FROM INVESTMENT ACTIVITIES (I-II)	**(29 103)**	**17 311**
C. CASH FLOW FROM FINANCING ACTIVITIES	-	-
II. Cash outflows from financing activities	-	**(13 651)**
9. Other financial outflows	-	(13 651)
III. CASH FLOW FROM FINANCING ACTIVITIES (I-II)	-	**(13 651)**
D. Total net cash flows (A.III+/-B.III+/-C.III)	**28 068**	**58 876**

E. CHANGE OF CASH POSITION IN BALANCE SHEET			**28 068**	**58 876**
- including change in cash position due to foreign exchange differences			2 897	(45)
F. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR			**132 880**	**37 973**
G. CASH AND CASH EQUIVALENTS AND THE END OF THE FINANCIAL YEAR (F+/- D)			**160 948**	**96 849**
- including restricted cash			2 991	1 548

B. EXTRACT OF QUARTERLY FINANCIAL STATEMENTS OF AGORA SA PRESENTED ACCORDING TO POLISH ACCOUNTING STANDARDS

BALANCE SHEET '000 zł	as at 31/03/2002 (current year)	as at 31/12/2001 (current year)	as at 31/03/2001 (prior year)	as at 31/12/2000 (prior year)
ASSETS	-	-	-	-
I. Fixed assets	**839 008**	**790 312**	**714 150**	**693 789**
1. Intangible fixed assets, including	16 057	19 373	11 524	10 134
- goodwill	653	849	1 436	1 632
2. Tangible fixed assets	748 709	709 222	630 284	606 282
4. Long-term investments	74 009	61 289	71 914	76 945
4.3. Long-term financial assets	74 009	61 289	71 914	76 945
a) in related entities	53 620	43 403	45 846	50 615
b) in other entities	20 389	17 886	26 068	26 330
5. Long-term prepaid expenses	233	428	428	428
5.2. Others	233	428	428	428
II. Current assets	**268 817**	**310 502**	**322 699**	**316 246**
1. Inventories	12 752	14 634	27 852	24 413
2. Short-term receivables	92 061	104 068	114 355	102 311
2.1. From related entities	4 447	5 051	11 139	3 421
2.2. From other entities	87 614	99 017	103 216	98 890
3. Short-term investments	161 020	190 858	177 839	188 609
3.1. Short-term financial assets	161 020	190 858	177 839	188 609
a) in related entities	719	2 647	1 621	819
b) in other entities	122	56 639	79 588	150 914
c) cash and other cash assets	160 179	131 572	96 630	36 876
4. Short-term interperiod settlements	2 984	942	2 653	913
Total assets	**1 107 825**	**1 100 814**	**1 036 849**	**1 010 035**
LIABILITIES AND SHAREHOLDERS' EQUITY	-	-	-	-
I. Equity	**974 224**	**959 558**	**824 647**	**794 077**
1. Share capital	56 758	56 758	56 758	56 758
4. Reserve capital	736 734	736 703	593 186	593 180
5. Revaluation reserve	586	617	637	643
7. Accumulated profit/(loss) from previous years	165 480	-	143 496	-
8. Profit after taxation for the financial year	14 666	165 480	30 570	143 496
II. Liabilities and provisions for liabilities	**133 601**	**141 256**	**212 202**	**215 958**
1. Provisions for liabilities	38 905	32 110	6 745	5 093
1.1. Provision for deferred income tax	27 866	20 960	5 370	5 093
1.3. Other provisions	11 039	11 150	1 375	-
a) long-term provisions	9 600	9 600	1 375	-
b) short-term provisions	1 439	1 550	-	-
2. Long-term liabilities	-	2	1 393	91 158
2.2. To other entities	-	2	1 393	91 158
3. Short-term liabilities	78 650	91 877	182 824	101 742
3.1. To related entities	3 601	4 573	20 909	9 374
3.2. To other entities	64 976	79 328	154 017	86 021
3.3. Special funds	10 073	7 976	7 898	6 347
4. Interperiod settlements	16 046	17 267	21 240	17 965
4.1. Negative goodwill	65	93	178	206
4.2. Other interperiod settlements	15 981	17 174	21 062	17 759

a) long-term	63	-	-	-
b) short-term	15 918	17 174	21 062	17 759
Total equity and liabilities	**1 107 825**	**1 100 814**	**1 036 849**	**1 010 035**
Book value	**974 224**	**959 558**	**824 647**	**794 077**
Number of shares	**56 757 525**	**56 757 525**	**56 757 525**	**56 757 525**
Book value per share in zł	**17,16**	**16,91**	**14,53**	**13,99**

Off balance sheet items '000 zł	**as at 31/03/2002 (current year)**	**as at 31/12/2001 (current year)**	**as at 31/03/2001 (prior year)**	**as at 31/12/2000 (prior year)**
2. Contingent liabilities	**840**	**840**	**9 520**	**9 520**
1.1. To related entities	840	840	9 520	9 520
- value of guarantees given	840	840	9 520	9 520
Total off balance sheet positions	**840**	**840**	**9 520**	**9 520**

PROFIT AND LOSS			1 st quarter from 1/01/2002 to 31/03/2002	1 st quarter from 1/01/2001 to 31/03/2001
I. Net sales of merchandise and finished products			**168 969**	**202 058**
- to related entities			5 982	4 710
1. Net sales of finished products			166 160	199 441
2. Net sales of merchandise and materials			2 809	2 617
II. Cost of merchandise, finished products sold and materials			**(102 621)**	**(113 916)**
- to related entities			(11 368)	(15 393)
1. Cost of finished products sold			(100 339)	(111 763)
2. Cost of merchandise and materials sold			(2 282)	(2 153)
III. Gross profit on sales (I-II)			**66 348**	**88 142**
IV. Selling expenses			(21 647)	(20 769)
V. Administrative and general expenses			(27 495)	(27 355)
VI. Profit on sales (III-IV-V)			**17 206**	**40 018**
VII. Other operating revenues			2 435	931
1. Profit from disposal of non-financial fixed assets			157	53
3. Other operating revenues			2 278	878
VIII. Other operating expenses			(3 248)	(3 824)
3. Other operating expenses			(3 248)	(3 824)
IX. Profit on operating activities (VI+VII-VIII)			**16 393**	**37 125**
X. Financial revenues			8 606	13 525
2. Interest, including			5 021	3 992
- from related entities			938	478
3. Profit from investments transferred			1 882	4 289
4. Revaluation of investments			7	959
5. Other			1 696	4 285
XI. Financial expenses			(3 264)	(12 316)
1. Interest, including			(5)	(918)
3. Revaluation of investments			(1 886)	(446)
4. Others			(1 373)	(10 952)
XII. Profit on ordinary activities (IX+X-XI)			**21 735**	**38 334**
XIII. Extraordinary items (XIII.1. - XIII.2.)			-	4
1. Extraordinary gains			-	4
XIV. Profit before taxation (XII+/-XIII)			**21 735**	**38 338**
XV. Corporate income tax			(7 069)	(7 768)
a) Current tax expense			(163)	(9 175)
b) Deferred tax expense			(6 906)	1 407
XVIII. Profit (Loss) after taxation (XIV-XV-XVI+/-XVII)			**14 666**	**30 570**
Profit / (Loss) after taxation (for 12 months)			**149 576**	**134 893**
Weighted average number of ordinary shares			**56 757 525**	**56 757 525**
Net profit per ordinary share in zł			**2,64**	**2,38**

CHANGES IN EQUITY	1 st quarter from 1/01/2002 to 31/03/2002	1 st quarter from 1/01/2001 to 31/03/2001
I. Equity opening balance	**959 558**	**794 077**
I.a. Opening balance of equity after reconciliation to comparable data	**959 558**	**794 077**
1. Share capital opening balance	**56 758**	**56 758**
1.2. Share capital closing balance	**56 758**	**56 758**
4. Reserve capital opening balance	736 703	**593 180**
4.1. Changes in capital reserves	31	6
a) additions	31	6
- fixed assets disposals	31	6
4.2. Reserve capital closing balance	736 734	**593 186**
5. Revaluation reserve opening balance	**617**	***643***
5.1. Changes in revaluation reserves	(31)	(6)
b) disposals	(31)	(6)
- fixed assets disposals	(31)	(6)
5.2. Revaluation reserve closing balance	**586**	***637***
7. Accumulated profit from previous years, opening balance	**165 480**	**143 496**
7.1. Accumulated profit from previous years opening balance	**165 480**	**143 496**
7.2. Opening balance of accumulated profit from previous years after reconciliation to comparable data	**165 480**	**143 496**
7.3. Closing balance of accumulated profit from previous years	**165 480**	**143 496**
7.7. Closing balance of accumulated profit/(loss) from the prior year	**165 480**	**143 496**
8. Net result	**14 666**	**30 570**
a) net profit	14 666	30 570
II. Equity closing balance	**974 224**	**824 647**
III. Equity after the proposed profit distribution or providing for a loss	**974 224**	**824 647**

CASH FLOW STATEMENT	1 st quarter from 1/01/2002 to 31/03/2002	1 st quarter from 1/01/2001 to 31/03/2001
A. CASH FLOW FROM OPERATING ACTIVITIES - indirect method	-	-
I. Profit after taxation	**14 666**	**30 570**
II. Total adjustments	**39 030**	**25 525**
2. Depreciation	22 851	20 871
3. Foreign exchange translation (gains) / losses	(616)	5 645
4. Interests and dividends	(67)	(1 801)
5. (Profit) / Loss on investment activity	(1 484)	(2 861)
6. Change in provisions	6 795	1 652
7. Change in inventories	1 882	(3 438)
8. Change in accounts receivable	11 792	(7 035)
9. Change in short-term liabilities (except for bank credits and loans)	126	11 667
10. Change in prepayments and accruals' balance	(3 052)	1 618
11. Other adjustments	803	(793)
III. CASH FLOW FROM OPERATING ACTIVITIES (I+/-II)	**53 696**	**56 095**
B. CASH FLOW FROM INVESTMENT ACTIVITIES	-	-
I. Cash inflows from investing activities	**114 630**	**366 922**
1. Disposal of intangible fixed assets tangible fixed assets	179	90
3. From financial assets, including:	113 913	363 625
a) assets in related entities	423	156
- financial assets transferred	-	100
- repayment of long-term loans granted	325	13
- interests	67	41
- other inflows from financial assets	31	2
b) assets in other entities	113 490	363 469
- financial assets transferred	113 490	363 469
4. Other investment inflows	538	3 207
II. Cash outflows from investing activities	**(139 719)**	**(349 612)**
1. Acquired intangible assets and legal values and fixed tangible assets	(72 417)	(49 584)
3. On financial assets, including:	(67 302)	(289 325)
a) assets in related entities	(9 093)	(1 240)
- financial assets acquired	(7 418)	(85)
- long-term loans granted	(1 675)	(1 155)
b) assets in other entities	(58 209)	(288 085)
- financial assets acquired	(56 423)	(287 985)
- long-term loans granted	(1 786)	(100)
4. Other investment outflows	-	(10 703)
III. CASH FLOW FROM INVESTMENT ACTIVITIES (I-II)	**(25 089)**	**17 310**
C. CASH FLOW FROM FINANCING ACTIVITIES	-	-
II. Cash outflows from financing activities	-	**(13 651)**
9. Other financial outflows	-	(13 651)
III. CASH FLOW FROM FINANCING ACTIVITIES (I-II)	-	**(13 651)**
D. Total net cash flows (A.III+/-B.III+/-C.III)	**28 607**	**59 754**

E. CHANGE OF CASH POSITION IN BALANCE SHEET			**28 607**	**59 754**
- including change in cash position due to foreign exchange differences			2 897	(45)
F. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR			**131 572**	**36 876**
G. CASH AND CASH EQUIVALENTS AND THE END OF THE FINANCIAL YEAR (F+/- D)			**160 179**	**96 630**
- including restricted cash			2 991	1 548

Enquiries:

AGORA SA
Joanna Bazynska – Investor Relations
Tel: +48 22 555 4373
E-mail: joanna.bazynska@agora.pl
Fax: +48 22 840 0067
PL 00-732 Warsaw
Czerska 8/10
www.agora.pl

Company announcement released on 19.04.2002

Agora SA Announces publication of 2001 annual Report and Accounts

The Management Board of Agora SA announces that the annual report and accounts of the Company for the year 2001 are available in the London offices of Weil, Gotshal & Manges at One South Place, London EC2M 2WG.

The aforementioned documents include translation of the Polish statutory report, as well as the finical statements prepared under IAS and the auditors' opinion.

These reports are also available at our website at the www.agora.pl

Enquiries:

AGORA SA
Joanna Bazynska – Investor Relations
Tel: +48 22 555 4373
E-mail: joanna.bazynska@agora.pl
Fax: +48 22 840 0067
PL 00-732 Warsaw
Czerska 8/10
www.agora.pl

Company announcement released on 19.04.2002

Purchase of magazines

The Management Board of Agora SA informs, that on April 19, 2002 in execution of the investment agreement dated February 18, 2002 (RNS Number: 6687R) Agora signed an agreement to purchase the enterprise of "Proszynski i S-ka Czasopisma" Sp. z o. o. (a limited liability company), which includes the titles published currently by that company, among which are Good Housekeeping, Hearth & Home, House Beautiful, Flower and Garden, Bouquets, Beautiful Gardens, Cuisine, Fine Cooking, My Child - The Monthly for Caring Parents, Automotive Magazine, Poster Automotive Magazine, Science and Life.

The average annual circulation of the purchased magazines amounted to 1.8 million copies in 2001. The aggregate revenues of the magazines reached PLN 62.3 million, of which 49% came from advertising. At the end of 2001 magazines had 4% share in the total magazine advertising market [Source: Agora Monitoring, rate card data] and around 5 million readers, which translates into 21,9% share in the magazine readership market.

The purchase price amounted to PLN 72.7 million. The transfer of assets to Agora was executed immediately after the payment of the above-specified amount. Pursuant to the purchase agreement, the final price may be adjusted for "Proszynski i S-ka - Czasopisma" balance in the public and legal amounts due as of the date of the assets transfer and for the amount of the accounts receivable acquired by Agora and not collected until December 31, 2002.

Pursuant to the purchase agreement, Agora shall not reduce the number of employees (currently 224) and cooperators of the acquired magazines until December 31, 2002.

"By the purchase of "Proszynski i S-ka Czasopisma" Sp. z o. o. Agora has entered a new market segment dominated by international publishers. If Agora's plans do not succeed, there will be no significant Polish publisher present in this segment of the market. Please keep your fingers crossed for us. We deeply believe that we have a capacity to strengthen the market position of the acquired magazines though hard work and by taking advantage of the synergies with other Agora's media assets. I think it is a good investment and it builds shareholders value," said Zbigniew Bak, Agora's management board member.

Enquiries:

AGORA SA
Joanna Bazynska – Investor Relations
Tel: +48 22 555 4373
E-mail: joanna.bazynska@agora.pl
Fax: +48 22 840 0067
PL 00-732 Warsaw
Czerska 8/10
www.agora.pl